Exhibit 99.3

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR 2023 FIRST H SHAREHOLDERS’ CLASS

MEETING TO BE HELD ON THURSDAY, 8 JUNE 2023

Number of H shares to which this Proxy relates[1]

I/We2

of

(address as shown in the register of members) being H shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the H Shareholders’ Class Meeting (as defined below) or3              of

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the 2023 first H shareholders’ class meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC immediately after the conclusion of the annual general meeting for the year 2022 and the 2023 first A shareholders’ class meeting of the Company or adjournment thereof to be convened and held on the same date at the same venue on Thursday, 8 June 2023 and at any adjournment thereof (the “H Shareholders’ Class Meeting”) as hereunder indicated in respect of the resolution set out in the notice of H Shareholders’ Class Meeting, and, if no such indication is given, as my/our proxy thinks fit.

SPECIAL RESOLUTION		FOR[4]	AGAINST[4]	ABSTAIN[4]
1.	To consider and approve the grant of the general mandate to the board of directors of the Company for repurchasing shares.

Date: 2023	Signature(s)[5]:

Notes:

1.

Please insert the number of H shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the H shares in the Company registered in your name(s).

2.	Please insert the full name(s) (in Chinese or in English) and address (as shown in the register of members) in BLOCK LETTERS.

3.

If any proxy other than the Chairman of the H Shareholders’ Class Meeting is preferred, please delete the words “the Chairman of the H Shareholders’ Class Meeting (as defined below) or” and insert the name and address of the proxy desired in the space provided. An H Shareholder may appoint one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company. A proxy of an H Shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

4.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED “ABSTAIN”. THE SHARES ABSTAINED WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY. ANY VOTE WHICH IS NOT FILLED OR FILLED WRONGLY OR WITH UNRECOGNIZABLE WRITING OR NOT CASTED WILL BE COUNTED AS “ABSTAINED”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his or her discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the H Shareholders’ Class Meeting other than that referred to in the notice convening the H Shareholders’ Class Meeting.

5.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorized to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other document of authorization, must be notarized.

6.

Where there are joint holders of any H shares of the Company, any one of such persons may vote at the H Shareholders’ Class Meeting, either personally or by proxy, in respect of such H shares as if he/she/it were solely entitled thereto. However, if more than one of such joint holders is present at the H Shareholders’ Class Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such H shares shall alone be entitled to vote in respect thereof.

7.

To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the annual general meeting of the Company for the year 2022 (i.e., by not later than 9:00 a.m. on Wednesday, 7 June 2023).

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the H Shareholders’ Class Meeting (the ‘‘Purposes’’). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor or third-party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) and any such request should be in writing by mail to the Company’s principal place of business in Hong Kong at Unit 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong, PRC.